SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of June 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of June 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated June 23, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 5, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing’s CTO to Consult to SDR Forum
Burnaby, B.C., Canada — June 23, 2006 — Spectrum Signal Processing Inc. today announced that it has concluded an agreement with the SDR Forum to allow Lee Pucker, Spectrum’s Chief Technology Officer (CTO), to act as consulting CTO to the SDR Forum concurrent with his role at Spectrum.
The SDR Forum is an international, nonprofit organization dedicated to promoting the development, deployment and use of software defined radio technologies for advanced wireless systems. As consulting CTO, Mr. Pucker will be the chief technical authority on SDR Forum activities. His responsibilities will also include maintaining the SDR Forum’s mission and vision statements, work plan, roadmap as well as contributing to a range of other SDR Forum activities.
“I am pleased that both Spectrum Signal Processing and Lee Pucker have accepted the SDR Forum’s invitation to share Mr. Pucker’s software defined radio expertise with our organization,” stated Allan Margulies, Executive Director of the SDR Forum. “Mr. Pucker enjoys broad credibility in the SDR marketplace as a result of his deep understanding of software defined radio technologies and his practical experience in developing and fielding radio communications equipment.”
“The invitation to consult to the SDR Forum creates an opportunity for Lee to expand his SDR domain expertise and to give back to the SDR community,” stated Pascal Spothelfer, Spectrum’s President and CEO. “Many of Lee’s responsibilities with the SDR Forum will focus on commercial applications of SDR technology and is therefore complimentary to his defense focus at Spectrum. I believe that Lee’s increased participation in the SDR Forum will benefit both Spectrum and the SDR Forum.”
ABOUT THE SDR FORUM
The SDR Forum, celebrating its tenth anniversary this year, is an international industry association dedicated to supporting the development and deployment of software defined radio systems that enable flexible and adaptable architectures in advanced wireless systems. Presently numbering more than 125 organizations, the SDR Forum’s membership spans commercial, defense and civil government organizations, including wireless service providers, network operators, component and equipment manufacturers, hardware and software developers, regulatory agencies, and academia from Asia, Europe, and North America The SDR Forum’s administrative office is headquartered in Denver. The SDR Forum website is www.sdrforum.org.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SDR FORUM CONTACTS

Allan Margulies	Sandra Rush
Executive Director	Director of Publications
Tel: 303.628.5461	Tel: 303.881.1187 or 303.628.5461
E-mail: asm@sdrforum.org	E-mail: publicrelations@sdrforum.org
SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

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